UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2007

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant’s Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025

Buenos Aires C1107ADQ

Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, December 7, 2007

National Securities Commission

Re:	Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.) (Distribution and Marketing Company of the North S.A.) (the “Company”). Redemption of all outstanding Discount Notes.

Dear Sirs,

On December 13, 2007, the Company will redeem in full all of its outstanding Discount Notes due 2014 (the “Notes”). We include the details of the redemption below. The Company is exercising the right to redeem the Discount Notes in accordance with Section 10.2 (Redemption at the Company’s Option) of the Indenture among the Company, the Bank of New York, as Trustee, Principal Paying Agent and Co-Registrar, and Banco Río de la Plata S.A., as representative of the Trustee in Argentina, Registrar, Transfer and Paying Agent in Argentina (the “Indenture”), pursuant to which the Notes were issued. Capitalized terms used herein but not defined shall have such meanings as set forth in the Indenture.

Notes Subject to Redemption:

•	Discount Notes due 2014 Class A

CUSIP: P3710FAE4 and 29244AAE2

Principal Amount Outstanding: U.S.$19,350,249.00

•	Discount Notes due 2014 Class B

CUSIP: P3710FAF1 and 29244AAF9

Principal Amount Outstanding: U.S.$2,626,001.00

•	Redemption Date: December 13, 2007.

•

Redemption Price: 104.85% of the nominal value of the Discount Notes outstanding (which amounts to U.S.$23,042,098.13), together with accrued interest through the Redemption Date (which amounts to U.S.$382,447.80), and Additional Amounts, if any.

•	Principal Paying Agent and Co-Registrar: The Bank of New York, 101 Barclays Street, New York, New York, 10286, U.S.A.

•	Registrar, Transfer and Paying Agent in Argentina: Banco Río de la Plata S.A., Mitre 480 (1036) Buenos Aires, Argentina.

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•	Payment Schedule: Business days from 10 A.M. to 3 P.M.

•	Common Depositary: The Notes are represented by Global Notes deposited with the common depositary for DTC.

We hereby inform all holders of outstanding Discount Notes due 2014 that as of the Redemption Date such Notes will be paid in full at the Redemption Price, plus any interest due, as of the Redemption Date.

Cordially,

Gustavo Gene

EDENOR S.A.

Investor Relations

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By: /s/ Rogelio Pagano

Rogelio Pagano

Chief Financial Officer

Date: December 10, 2007